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                                                                    EXHIBIT 99.2

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.

FOR IMMEDIATE RELEASE

Date:    April 30, 2004

For More Information Contact:
Michael Serruya, Co-Chairman
CoolBrands International Inc.
Email Address: mserruya@coolbrandsinc.com
Telephone: (905) 479-8762

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                         CoolBrands Hits the Market with
                        Yoplait'r' Frozen Breakfast Bars

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    Test Market Showing Strong Results - USDA Approval For Use In U.S. Public
             Schools - Nationwide Roll-out in U.S. Around the Corner

CoolBrands International Inc. (TSX: COB.A) today announced that its test marketing of Yoplait Frozen Breakfast Bars in the Baltimore/Washington D.C. market is showing early strong positive results that are exceeding the Company's initial expectations. CoolBrands also announced that a recent USDA approval qualifies the Yoplait Frozen Breakfast Bars for inclusion in the Child Nutrition Program for all U.S. public schools. The strong test early test results, plus the USDA approval, are causing CoolBrands to accelerate plans for a nationwide launch in the U.S., possibly in time for the September back-to-school season.

Yoplait Frozen Breakfast Bars are a revolutionary new breakfast food combining all the goodness of yogurt, fruit and cereal in a form that is fun, easy and delicious. It's like eating ice cream for breakfast. Yet each Yoplait Frozen Breakfast Bar is a delicious, nutritious breakfast that's rich in calcium with 12 vitamins and minerals. With Yoplait Frozen Breakfast Bars, breakfast just changed for good'TM' by making it easier than ever to get everyone in the family to enjoy a healthy and nutritious breakfast no matter how busy morning can be.

CoolBrands' lineup of Yoplait Frozen Breakfast Bars now includes three flavors of frozen yogurt covered with crunchy fortified cereal: Vanilla, Strawberry and Vanilla Orange Swirl.

Test marketing of the Yoplait Frozen Breakfast Bar line is currently underway in supermarkets in the Baltimore/Washington D.C. market area, with distribution in all major retailers supported by extensive television advertising and print media coverage. In addition, the United States Department of Agriculture (USDA) has approved Yoplait Frozen Breakfast Bars for use in all U.S. public schools as part of the Child Nutrition Program.




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Currently 40-50% of Americans leave home without breakfast, the most important meal of the day for body and mind. This is particularly an issue for school age children who may be picky eaters or just not in the mood for breakfast. This new fun, but nutritious, form of yogurt, fruit and cereal will give everyone a chance to have a healthy breakfast that they will really enjoy.

"Yoplait Frozen Breakfast Bars solve the breakfast problem in a unique new way," said David J. Stein, President and Co-CEO for CoolBrands International Inc. "Consumers want breakfast to be fast, easy and great tasting and Yoplait Frozen Breakfast Bars provide all of these benefits, plus balanced nutrition. Our consumer research indicated very strongly that once consumers knew about this product they would try it. That is clearly happening in our test market, where the product is being distributed by our DSD subsidiary, Eskimo Pie Frozen Distribution."

Mr. Stein also stated "In addition to strong early take-away in supermarkets, the USDA approval of Yoplait Frozen Breakfast Bars as a qualified breakfast food in the Child Nutrition Program in U.S. public schools is an important indicator of the market potential for this product. Public schools are now focusing on finding healthier food offerings and at the same time cutting operating costs. Yoplait Frozen Breakfast Bars offer balanced nutrition in a form kids will enjoy and that requires no preparation. Based on these developments, we are preparing to roll-out to full nationwide distribution in time for September back-to-school time."

Mr. Stein added "Ready-to-eat breakfast foods capture approximately $15 billion of retail sales in the U.S., and frozen breakfast foods and breakfast bars are among the fastest growing segments based on the consumer's desire for convenience. Yoplait Frozen Breakfast Bars offer that convenience with an unprecedented combination of nutrition and taste appeal. Since there is no other product similar to Yoplait Breakfast Bars already on the market, we believe there is an opportunity for CoolBrands to win significant share in the ready-to-eat breakfast foods category."

Yoplait'r' is a registered trademark of YOPLAIT Marques Internationales SAS (France) and CoolBrands manufactures, distributes and markets Yoplait frozen desserts and frozen novelties in the U.S. under license.

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "Better for You" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.




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CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry, including Weight Watchers'r' Smart Ones'r' Non Fat Soft Ice Cream and soon to be introduced Atkins'r' Endulge'TM' Soft Ice Cream for controlled carbohydrate lifestyles. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as `anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationships with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.